 EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources announces retirement of two board members

NEW YORK, April 1, 2016 – Global Sources’ board of directors announced today that Mr. Roderick Chalmers and Mr. Peter Yam have retired as directors of Global Sources Ltd. (NASDAQ: GSOL), with effect from March 31, 2016.

Global Sources' executive chairman, Merle A. Hinrich, said: “Roderick Chalmers has served as a director since 2000 and his deep financial expertise has been invaluable to the board as well as to the audit committee of which he was the chairman. Peter Yam first joined the board in 2011, and his wealth of knowledge, experience and insights in relation to doing business and operating in China have greatly benefited the Company. On behalf of our board of directors, I wish to extend our sincerest gratitude to both Roderick and Peter for their significant contributions to the Company over the past years. We wish them the very best.”

In their communications with the board, Mr. Chalmers and Mr. Yam stated their resignations are for personal retirement reasons and not due to any disagreements or company-related issues. At the present time, the Company does not intend to replace Mr. Chalmers and Mr. Yam and expects to maintain a board count of five members going forward.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.